Exhibit 99.1 Press release

Quarterhill Announces Second Quarter 2018 Financial Results

OTTAWA, Canada – August 9, 2018 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), announces its financial results for the three- and six-month periods ended June 30, 2018. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Second Quarter 2018 Highlights

•	Revenue of $20.4 million
•	Recurring revenues of $6.8 million, representing 34% of total revenue
•	Adjusted EBITDA* of ($4.0) million
•	Net loss of ($7.9) million, or ($0.07) per common share
•	Cash and equivalents were $73.1 million at June 30, 2018
•

Announced Mr. James (Jim) Skippen will retire from his positions as Executive Chairman of Quarterhill and interim CEO of WiLAN in August 2018; Mr. Skippen will continue as an outside director and Chair of the Quarterhill Board

•	Appointed Mr. Keaton Parekh as President and Chief Executive Officer of Wi-LAN
•	Subsequent to quarter-end, on August 1, 2018, a jury awarded WiLAN $145.1 million in damages in its patent suit against Apple Inc.

“We are very pleased with the financial and operational performance in Q2 from IRD and VIZIYA,” said Doug Parker, President and CEO of Quarterhill. “Both portfolio companies generated strong total revenue, recurring revenue and Adjusted EBITDA, which is indicative of what we believe the businesses are capable of delivering on a more regular basis. With WiLAN, we continue to experience the variability in performance inherent in the patent license industry as reflected in both the Q2 numbers, but as well, in our announcement on August 1, 2018, that a jury awarded WiLAN $145.1 million in damages in its patent suit against Apple Inc. WiLAN has more than 40 litigations ongoing in multiple jurisdictions and we continue to add patent portfolios via our partner program to build our pipeline for future license activity. As we’ve said in the past, WiLAN’s track record suggests that it can deliver significant cash flows and its performance needs to be measured over a longer period due to the underlying dynamics that exist in the patent license industry.

Our M&A pipeline continues to build behind the efforts of our experienced deal team and our revised target focus on verticalized software companies. These efforts have led to ongoing late-stage discussions with certain targets, but we will remain patient in negotiation and disciplined in our investment criteria to ensure that we are acquiring businesses with the right characteristics at the right valuations. While it can be challenging to wait for the next transaction to occur, it is important to note that as our pipeline grows, a strategy such as ours gains momentum over time and the periods in-between transactions tend to shrink over the long term.”

Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share payable on October 5, 2018, to shareholders of record on September 14, 2018.

Press release

Business Strategy and Segments

Our acquisition strategy focuses primarily on financial metrics while remaining cognizant of broader technology and market trends as we build a portfolio of businesses that are characterized as having recurring revenue, free cash flow and profitable growth potential. Driven by the execution of a proven and disciplined acquisition strategy, we seek to enable shareholders to benefit from consolidation and convergence trends in today’s technology industry. As of June 30, 2018, the Company had investments in three segments: Technology (WiLAN); Mobility (IRD); and Factory (VIZIYA).

Q2 and Year-to-Date 2018 Consolidated Financial Review

Quarterhill’s consolidated financial results for the three- and six-months ended June 30, 2018 include a full contribution from Wi‑LAN Inc. (“WiLAN”), International Road Dynamics Inc. (“IRD”) and VIZIYA Corp (“VIZIYA”). The 2017 comparative period information presented represents a full contribution from WiLAN along with IRD’s results from operations for the period from June 1 to June 30, 2017 and VIZIYA’s results from operations for the period from May 4 to June 30, 2017.

Consolidated revenues for the three months ended June 30, 2018 (“Q2 2018”) were $20.4 million, compared to $18.6 million in Q2 2017, representing growth of 10%. Consolidated revenues for the six months ended June 30, 2018 (“Year-to-Date”) were $32.4 million, compared to $26.2 million in the same period last year, representing growth of 24%. The year-over-year increases were due to the Company’s diversification strategy and the inclusion of the operations of IRD and VIZIYA, which were acquired in Q2 2017.

Gross margin for Q2 2018 was $3.9 million, or 19%, compared to $9.1 million, or 49%, in Q2 2017. Gross margin for the six months ended June 30, 2018 was $4.1 million, or 13%, compared to $9.3 million, or 35%, in the same period last year. For both Q2 2018 and the Year-to-Date period, positive and increased gross margin from IRD and VIZIYA was mostly offset by negative gross margin at WiLAN.

Operating expenses include selling, general and administrative costs, research and development costs, depreciation and amortization of intangible assets. Operating expenses for Q2 2018 were $14.7 million, compared to $12.4 million in Q2 2017. Operating expenses for the six months ended June 30, 2018 were $29.9 million, compared to $20.2 million in the same period last year. Operating expenses increased year-over-year due to the addition of the IRD and VIZIYA operations for the full reporting period in 2018.

Adjusted EBITDA for Q2 2018 was ($4.0) million compared to $4.8 million in Q2 2017. Adjusted EBITDA for the six months ended June 30, 2018 was ($11.3) million compared to $2.6 million in the same period last year. Adjusted EBITDA for the three- and six-month periods ended June 30, 2018 reflects lower revenue and negative Adjusted EBITDA from WiLAN, which offset positive Adjusted EBITDA from both the IRD and VIZIYA operations.

Net loss for Q2 2018 was ($7.9) million, or ($0.07) per basic and diluted Common Share, compared to net earnings of $3.6 million, or $0.03 per basic and diluted Common Share, in Q2 2017. For Q2

Press release

2018, net loss increased due primarily to lower revenue and a greater net loss from WiLAN, offset in part by positive net income from IRD and VIZIYA. Net loss for the six months ended June 30, 2018 was ($19.9) million, or ($0.17) per basic and diluted Common Share, compared to a net loss of ($3.6) million, or ($0.03) per basic and diluted Common Share, in the same period last year. For the Year-to-Date period, net loss increased due to lower revenue and a greater net loss from WiLAN and a loss from IRD in Q1 2018, offset in part by positive net income from IRD in Q2 2018 and from VIZIYA in both Q1 and Q2 of 2018.

Cash used from operations for Q2 2018 was ($2.4) million, compared to $3.1 million in cash generated in Q2 2017. Cash used from operations for the six months ended June 30, 2018 was ($9.0) million, compared to $11.5 million of cash generated in the same period last year. For Q2 2018, the difference in cash from operations compared to Q2 2017 is primarily due to lower revenue in the WiLAN business, offset in part by higher revenue in the IRD and VIZIYA businesses. For the Year-to-Date period, the difference in cash from operations was primarily impacted by the timing of collections for certain receivables in Q1 2017, which led to a significant change in non-cash working capital balances in that period compared to Q1 2018.

Cash and cash equivalents and short-term investments amounted to $73.1 million at June 30, 2018, compared to $86.6 million at December 31, 2017.

Subsequent Event

In a trial verdict rendered on August 1, 2018 in the United States District Court for the Southern District of California a jury awarded WiLAN $145.1 million in damages against Apple Inc. for infringement of WiLAN’s US patent Nos 8,457,145 and 8,537,757.

The table below highlights financial performance for the Company’s Technology, Mobility and Factory segments. For detailed results and discussion related to these segments, please refer to the Management’s Discussion and Analysis document, which will be filed on SEDAR and at www.quarterhill.com in the investor section.

Press release

	For the three months ended June 30, 2018
	Technology	Mobility	Factory	Corporate	Total
Revenues	$3,976	$12,659	$3,762	$-	$20,397
Cost of revenues (excluding depreciation and amortization)	8,015	8,083	441	-	16,539
	(4,039)	4,576	3,321	-	3,858
Selling, general and administrative	607	2,713	1,733	1,983	7,036
Research and development	-	510	343	-	853
Depreciation of property, plant and equipment	72	284	30	2	388
Amortization of intangibles	4,714	971	757	-	6,442
Results from operations	(9,432)	98	458	(1,985)	(10,861)
Finance income	-	(6)	-	(185)	(191)
Finance expense	1	36	3	-	40
Foreign exchange loss (gain)	257	(124)	28	(196)	(35)
Other income	-	(387)	(192)	-	(579)
Earnings (loss) before taxes	(9,690)	579	619	(1,604)	(10,096)
Current income tax expense (recovery)	121	190	(95)	1	217
Deferred income tax expense (recovery)	(3,422)	(66)	(247)	1,287	(2,448)
Income tax expense (recovery)	(3,301)	124	(342)	1,288	(2,231)
Net earnings (loss)	$(6,389)	$455	$961	$(2,892)	$(7,865)

Adjusted EBITDA	(4,641)	1,486	1,276	(2,072)	(3,951)

Other reconciling items:
Effect of deleted deferred revenue	-	61	21	-	82
Stock-based compensation	5	72	10	(89)	(2)

	For the three months ended June 30, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$12,048	$4,648	$1,915	$-	$18,611
Cost of revenues (excluding depreciation and amortization)	6,368	2,752	401	-	9,521
	5,680	1,896	1,514	-	9,090
Selling, general and administrative	1,772	972	876	594	4,214
Research and development	-	308	360	-	668
Depreciation of property, plant and equipment	88	48	34	-	170
Amortization of intangibles	5,321	236	471	-	6,028
Special charges	-	-	-	1,294	1,294
Results from operations	(1,501)	332	(227)	(1,888)	(3,284)
Finance income	(173)	-	-	(61)	(234)
Finance expense	-	11	3	-	14
Foreign exchange loss (gain)	(100)	286	41	(653)	(426)
Other income	-	(69)	-	-	(69)
Earnings (loss) before taxes	(1,228)	104	(271)	(1,174)	(2,569)
Current income tax expense	691	101	39	-	831
Deferred income tax recovery	(1,877)	(62)	(194)	(4,876)	(7,009)
Income tax expense (recovery)	(1,186)	39	(155)	(4,876)	(6,178)
Net earnings (loss)	$(42)	$65	$(116)	$3,702	$3,609

Adjusted EBITDA	3,934	810	520	(504)	4,760

Other reconciling items:
Effect of deleted deferred revenue	-	25	242	-	267
Increased costs from inventory step-up	-	137	-	-	137
Stock based compensation	26	32	-	90	148

Press release

	For the six months ended June 30, 2018
	Technology	Mobility	Factory	Corporate	Total
Revenues	$5,743	$20,071	$6,592	$-	$32,406
Cost of revenues (excluding depreciation and amortization)	13,920	13,581	772	-	28,273
	(8,177)	6,490	5,820	-	4,133
Selling, general and administrative	1,238	5,286	3,302	4,263	14,089
Research and development	-	1,059	733	-	1,792
Depreciation of property, plant and equipment	147	574	59	3	783
Amortization of intangibles	9,716	1,963	1,514	-	13,193
Results from operations	(19,278)	(2,392)	212	(4,266)	(25,724)
Finance income	-	(7)	-	(375)	(382)
Finance expense	1	72	6	-	79
Foreign exchange loss (gain)	557	(272)	19	(469)	(165)
Other income	-	(637)	(269)	-	(906)
Earnings (loss) before taxes	(19,836)	(1,548)	456	(3,422)	(24,350)
Current income tax expense (recovery)	225	199	(529)	1	(104)
Deferred income tax expense (recovery)	(4,825)	(634)	(485)	1,608	(4,336)
Income tax expense (recovery)	(4,600)	(435)	(1,014)	1,609	(4,440)
Net earnings (loss)	$(15,236)	$(1,113)	$1,470	$(5,031)	$(19,910)

Adjusted EBITDA	(9,404)	449	1,943	(4,276)	(11,288)

Other reconciling items:
Effect of deleted deferred revenue	-	158	148	-	306
Stock-based compensation	11	146	10	(13)	154

	For the six months ended June 30, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$19,626	$4,648	$1,915	$-	$26,189
Cost of revenues (excluding depreciation and amortization)	13,762	2,752	401	-	16,915
	5,864	1,896	1,514	-	9,274
Selling, general and administrative	4,174	972	876	594	6,616
Research and development	-	308	360	-	668
Depreciation of property, plant and equipment	179	48	34	-	261
Amortization of intangibles	10,624	236	471	-	11,331
Special charges	-	-	-	1,294	1,294
Results from operations	(9,113)	332	(227)	(1,888)	(10,896)
Finance income	(391)	-	-	(61)	(452)
Finance expense	-	11	3	-	14
Foreign exchange loss (gain)	(385)	286	41	(653)	(711)
Other income	-	(69)	-	-	(69)
Earnings (loss) before taxes	(8,337)	104	(271)	(1,174)	(9,678)
Current income tax expense	1,434	101	39	-	1,574
Deferred income tax recovery	(2,500)	(62)	(194)	(4,876)	(7,632)
Income tax expense (recovery)	(1,066)	39	(155)	(4,876)	(6,058)
Net earnings (loss)	$(7,271)	$65	$(116)	$3,702	$(3,620)

Adjusted EBITDA	1,747	810	520	(504)	2,573

Other reconciling items:
Effect of deleted deferred revenue	-	25	242	-	267
Increased costs from inventory step-up	-	137	-	-	137
Stock-based compensation	57	32	-	90	179

Press release

Conference Call and Webcast

Quarterhill will host a conference call to discuss its financial results today at 10:00 AM Eastern Time.

Webcast Information

The live audio webcast will be available at: https://event.on24.com/wcc/r/1798009/38336DD85E0DB116C040273B8E599958

Dial-in Information

•To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)

•To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at: https://event.on24.com/wcc/r/1798009/38336DD85E0DB116C040273B8E599958

Telephone replay will be available from 1:00 PM ET on August 9, 2018 until 11:59 PM ET on August 16, 2018 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International). The telephone replay requires the passcode 9748019.

Non-GAAP Disclosure*

Quarterhill follows U.S. GAAP in preparing its interim and annual financial statements. We use the term “Adjusted EBITDA” to mean net earnings (loss) from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization and impairment of intangibles; (iv) special charges and other one-time items; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired; (viii) stock based compensation; (ix) foreign exchange (gain) loss; and (x) equity in earnings and dividends from joint ventures. Adjusted EBITDA is used by Quarterhill management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. ADJUSTED EBITDA SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Press release

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill's March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan	Dave Mason
Chief Financial Officer	Investor Relations
T : 613.688.4898	T : 613.688.1693
E : smcewan@quarterhill.com	E : ir@quarterhill.com

Press release

Quarterhill Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues	$20,397	$18,611	$32,406	$26,189
Cost of revenues (excluding depreciation and amortization)	16,539	9,521	28,273	16,915
	3,858	9,090	4,133	9,274
Operating expenses
Selling, general and administrative	7,036	4,214	14,089	6,616
Research and development	853	668	1,792	668
Depreciation of property, plant and equipment	388	170	783	261
Amortization of intangibles	6,442	6,028	13,193	11,331
Special charges	-	1,294	-	1,294
	14,719	12,374	29,857	20,170
Results from operations	(10,861)	(3,284)	(25,724)	(10,896)

Finance income	(191)	(234)	(382)	(452)
Finance expense	40	14	79	14
Foreign exchange gain	(35)	(426)	(165)	(711)
Other income	(579)	(69)	(906)	(69)
Loss before taxes	(10,096)	(2,569)	(24,350)	(9,678)

Current income tax expense (recovery)	217	831	(104)	1,574
Deferred income tax recovery	(2,448)	(7,009)	(4,336)	(7,632)
Income tax recovery	(2,231)	(6,178)	(4,440)	(6,058)
Net earnings (loss)	$(7,865)	$3,609	$(19,910)	$(3,620)

Net earnings (loss) per share
Basic and fully diluted	$(0.07)	$0.03	$(0.17)	$(0.03)

Weighted average number of common shares
Basic	118,779,445	118,587,106	118,719,182	118,579,684
Fully diluted	118,779,445	118,587,106	118,719,182	118,579,684

Press release

Quarterhill Inc.
Supplemental Condensed Consolidated Interim Statements of Operations Information
(Unaudited)
(in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues
License	$5,643	$12,321	$8,136	$19,312
Systems	7,179	3,067	11,872	3,067
Services	727	714	1,380	714
Recurring	6,848	2,509	11,018	3,096
Total revenues	$20,397	$18,611	$32,406	$26,189

Cost of revenues (excluding depreciation and amortization)
License	$8,069	$6,448	$14,000	$13,842
Systems	4,645	1,898	8,111	1,898
Services	385	321	690	321
Recurring	3,440	854	5,472	854
Total cost of revenues	$16,539	$9,521	$28,273	$16,915

Quarterhill Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Unaudited)
(in thousands of United States dollars)
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net earnings (loss)	$(7,865)	$3,609	$(19,910)	$(3,620)

Other comprehensive income (loss):
Foreign currency translation adjustment	(1,481)	533	(2,271)	533
Comprehensive income (loss)	$(9,346)	$4,142	$(22,181)	$(3,087)

Press release

Quarterhill Inc.
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(in thousands of United States dollars)

As at	June 30, 2018	December 31, 2017
Current assets
Cash and cash equivalents	$68,415	$81,818
Short-term investments	1,177	1,236
Restricted Short-term investments	3,500	3,500
Accounts receivable	15,043	19,298
Other current assets	14	13
Unbilled revenue	6,782	3,045
Income taxes receivable	198	144
Inventories	5,801	5,083
Prepaid expenses and deposits	3,146	4,129
	104,076	118,266
Non-current assets
Property, plant and equipment	3,059	3,801
Intangible assets	100,898	114,944
Investment in joint venture	3,998	3,383
Deferred income tax assets	25,227	20,195
Goodwill	41,774	42,587
TOTAL ASSETS	$279,032	$303,176

Liabilities
Current liabilities
Bank indebtedness	$4,681	$3,568
Accounts payable and accrued liabilities	15,944	20,487
Income taxes payable	-	599
Patent finance obligation	1,379	4,090
Current portion of deferred revenue	6,145	6,733
Current portion of long-term debt	86	115
	28,235	35,592
Non-current liabilities
Contingent consideration	4,474	4,474
Deferred revenue	1,736	884
Long-term debt	355	401
Deferred income tax liabilities	6,592	7,291
TOTAL LIABILITIES	41,392	48,642
Shareholders’ equity
Capital stock	419,111	418,873
Additional paid-in capital	22,643	22,489
Accumulated other comprehensive income	17,840	20,111
Deficit	(221,954)	(206,939)
	237,640	254,534
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$279,032	$303,176

Press release

Quarterhill Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Cash generated from (used in):
Operations
Net earnings (loss)	$(7,865)	$3,609	$(19,910)	$(3,620)
Non-cash items
Stock-based compensation	(2)	147	154	179
Depreciation and amortization	6,830	6,197	13,976	11,592
Foreign exchange loss (gain)	84	(99)	162	(146)
Equity in earnings from joint venture	(388)	(69)	(638)	(69)
Loss on disposal of assets	-	-	1	-
Deferred income tax recovery	(2,448)	(7,011)	(4,336)	(7,632)
Accrued investment income	-	(74)	-	(150)
Embedded derivatives	(3)	10	(1)	10
Changes in non-cash working capital balances	1,362	392	1,623	11,318
Cash generated (used) from operations	(2,430)	3,102	(8,969)	11,482
Financing
Dividends paid	(1,155)	(1,099)	(2,326)	(2,228)
Bank indebtedness	3,170	1,523	1,113	1,523
Repayment of long-term debt	(60)	(24)	(75)	(24)
Common shares repurchased under normal course issuer bid	-	(552)	-	(552)
Common shares issued for cash from Employee Share Purchase Plan	27	33	27	33
Cash generated (used) in financing	1,982	(119)	(1,261)	(1,248)
Investing
Business acquisitions, net of cash acquired	-	(66,303)	-	(66,303)
Purchase of restricted short-term investments	-	-	-	(3,500)
Proceeds from sale of property, plant and equipment	-	-	11	-
Purchase of property and equipment	(43)	(107)	(166)	(114)
Repayment of patent finance obligations	(1,389)	(1,389)	(2,778)	(2,778)
Purchase of intangibles	(48)	(4)	(89)	(4)
Cash used in investing	(1,480)	(67,803)	(3,022)	(72,699)
Foreign exchange gain (loss) on cash held in foreign currency	(76)	192	(151)	227
Net decrease in cash and cash equivalents	(2,004)	(64,628)	(13,403)	(62,238)
Cash and cash equivalents, beginning of period	70,419	108,943	81,818	106,553
Cash and cash equivalents, end of period	$68,415	$44,315	$68,415	$44,315

Press release

Quarterhill Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)
(in thousands of United States dollars)
	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance - January 1, 2017	$419,485	$21,036	$16,225	$(212,602)	$244,144

Comprehensive loss:
Net loss	-	-	-	(3,620)	(3,620)
Other comprehensive income	-	-	533	-	533
Shares and options issued:
Stock-based compensation expense	-	179	-	-	179
Shares issued upon acquisition	662	-	-	-	662
Sale of shares under Employee Share Purchase Plan	33	-	-	-	33
Shares repurchased under normal course issuer bid	(1,342)	790	-	-	(552)
Dividends declared	-	-	-	(2,228)	(2,228)
Balance - June 30, 2017	$418,838	$22,005	$16,758	$(218,450)	$239,151

Balance - December 31, 2017	$418,873	$22,489	$20,111	$(206,939)	$254,534
Implementation of ASU 2014-09	-	-	-	4,272	4,272
Implementation of ASU 2016-16	-	-	-	2,949	2,949
Balance - January 1, 2018, revised	418,873	22,489	20,111	(199,718)	261,755

Comprehensive loss:
Net loss	-	-	-	(19,910)	(19,910)
Other comprehensive loss	-	-	(2,271)	-	(2,271)
Shares and options issued:
Stock-based compensation expense	-	154	-	-	154
Deferred stock units converted to shares	211	-	-	-	211
Shares issued under Employee Share Purchase Plan	27	-	-	-	27
Dividends declared	-	-	-	(2,326)	(2,326)
Balance - June 30, 2018	$419,111	$22,643	$17,840	$(221,954)	$237,640

Press release

Quarterhill Inc.
Reconciliations of GAAP Net Loss to Adjusted EBITDA
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
Adjusted EBITDA	2018	2017	2018	2017
Net earnings (loss)	$(7,865)	$3,609	$(19,910)	$(3,620)

Adjusted for:
Income tax recovery	(2,231)	(6,178)	(4,440)	(6,058)
Foreign exchange gain	(35)	(426)	(165)	(711)
Finance expense	40	14	79	14
Finance income	(191)	(234)	(382)	(452)
Amortization of intangibles	6,442	6,028	13,193	11,331
Special charges	-	1,294	-	1,294
Depreciation of property, plant and equipment	388	170	783	261
Effect of deleted deferred revenue	82	267	306	267
Increased costs from inventory step-up	-	137	-	137
Stock-based compensation	(2)	148	154	179
Other income	(579)	(69)	(906)	(69)
Adjusted EBITDA	$(3,951)	$4,760	$(11,288)	$2,573

Adjusted EBITDA per share
Net earnings (loss)	$(0.07)	$0.03	$(0.17)	$(0.03)

Adjusted for:
Income tax recovery	(0.02)	(0.05)	(0.04)	(0.05)
Foreign exchange gain	-	-	-	(0.01)
Finance expense	-	-	-	-
Finance income	-	-	-	-
Amortization of intangibles	0.05	0.05	0.11	0.10
Special charges	-	0.01	-	0.01
Depreciation of property, plant and equipment	-	-	0.01	-
Effect of deleted deferred revenue	-	-	-	-
Increased costs from inventory step-up	-	-	-	-
Stock-based compensation	-	-	-	-
Other income	-	-	(0.01)	-
Adjusted EBITDA per share	$(0.04)	$0.04	$(0.10)	$0.02

Weighted average number of Common Shares
Basic	118,779,445	118,587,106	118,719,182	118,579,684